Contact

linkedin.com/in/richard-
nanula-b7225b184 (LinkedIn)

Richard Nanula

Advisor at Tarsus entertainment

Los Angeles Metropolitan Area

Experience

Tarsus Entertainment
Senior Advisor
2018 - Present (3 years)

Colony Capital, Inc.
Principal
2008 - 2013 (5 years)
Santa Monica

Led acquisition of First Republic Bank for $1.5bil, led in $2.5bil IPO 9 months later, managed 3 secondary offerings resulting in 3x return on equity (today's market cap approaches $10bil)

As lead director on Board of Fairmont Hotels and Resorts, led transactions to attract $500mil of equity during the financial crisis and to sell Colony's 35% stake 2 years later

Led acquisition of Miramax Films for $650mil, including raising $400mil of debt. Refinanced debt within 1 year, returning all equity. Company on track for sale that would represent 3-4x return on equity

Amgen
EVP Finance & Strategy & CFO
2001 - 2007 (6 years)
Greater Los Angeles Area

Conceived and executed 5 acquisitions totaling $18bil, including the largest in the history of the biotech industry at the time.

Borrowed over $15bil optimizing our cost of capital, including 2 different convertible issuances that each had interest cost below 1% and premiums above 40%

Bought back over 25% of the company's stock at under $60 per share (the company shares now trade over $160)

Relocated the bulk of the company's manufacturing facilities to Puerto Rico and its intellectual property to Bermuda, reducing its tax rate from 46% to below 20%

Starwood Hotels & Resorts Worldwide, Inc.

President and COO
1998 - 2000 (2 years)
Connecticut

Joined company to lead integration of 3 acquired entities, Starwood Hotels, Westin and Sheraton ITT into a single $20bil enterprise, the largest hospitality company in the world, with over 1,000 hotels

Led conversion of the corporate structure from REIT to C-corporation due to change in IRS regulations

Led sale of over $2bil of hotels and gaming assets (including Caesar's Palace)

Led over $5bil of debt refinancings and executed tax transactions that saved over $1bil of taxes

The Walt Disney Company
EVP and CFO
1986 - 1998 (12 years)

Held increasingly responsible positions over 13 year tenure, Strategic Planning Director, VP-Treasurer, President-Disney Stores Worldwide, 7 years as EVP-Chief Financial Officer

Led first of its kind financings including first ever 100 year bonds issued by industrial company, first ever convertible debt into a subsidiary (Euro Disney) and over $3bil of film financings (Silver Screen)

Led $20bil acquisition and financing of Capital Cities/ABC (ABC television network, ESPN)

Helped oversee growth of company revenues from $2bil to over $20bil and market capitalization from $3bil to over $40bil

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